UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1
Under the Investment Company Act of 1940

DAVLIN PHILANTHROPIC FUNDS
Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of _Wayland_________ and the state of Massachusetts on the _24__ day of _March___, 2008.

DAVLIN PHILANTHROPIC FUNDS

By:____/s/_____________________________________

     William E. B. Davlin, President

Attest:

/s/________________

________

Frances Tracy Davlin, Secretary